Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	IMMUTEP LIMITED (ASX:IMM)

ACN:	009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Dr Russell John Howard

Date of Last Notice:	4 January 2019

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Russell J Howard Pty Ltd < Russell J Howard A/C>

Date of change	2 December 2019

No. of securities held prior to change	1. 250,000 ordinary shares

2. 750,000 performance rights

Class	Ordinary shares

Number acquired	250,000 ordinary shares

Number disposed	250,000 performance rights

Value/Consideration	Nil
Note: If consideration is non-cash, provide details and estimated valuation

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	1. 500,000 ordinary shares

2. 500,000 performance rights

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting and exercise of 2nd tranche of Performance Rights out of the 1,000,000 Performance Rights (post share consolidation basis) approved for Dr Russell John Howard at AGM on 16 November 2018.

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder
(if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

Date of notice: 9 December 2019

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002